January 16, 2008


Mail Stop 4561

By U.S. Mail

Mr. Bradley D. Bellville
President
The Money Tree, Inc.
114 South Broad Street
Bainbridge, Georgia 39817

Re:	The Money Tree Inc.
	Post Effective Amendments No. 3 to Forms S-1
	Filed December 28, 2007
	File Nos. 333-122531 and 333-122533

Dear Mr. Bellville:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the plan of distribution and have the following additional comments.

Form S-1
Prospectus cover page
1. Revise the third paragraph here, the third Q&A on page 3 and elsewhere throughout both Prospectuses to delete references to "executive officers" and instead, include the named executive officer in your response letter dated January 9, 2008.

Plans of Distribution, page 64
2. Revise the Plan of Distribution in both filings to disclose the exemption under Exchange Act rule 3a4-1 that will be relied upon, e.g., that which you included in your Response Letter dated
January
9, 2008.

No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.








	If you have any questions, please feel free to call Michael
R.
Clampitt at (202) 551-3434. In his absence, you may contact Mark
Webb
at (202) 551-3698.


      Sincerely,

							Mark Webb
							Branch Chief, Legal





cc:	Michael K. Rafter, Esq.
      Powell Goldstein LLP
	One Atlantic Center
	Fourteenth Floor
	1201 West Peachtree Street, NE
	Atlanta, Georgia 30309-3488
	Phone (404)572-6600
	(Fax) 404-
Mr. Bradley D. Bellville
The Money Tree Inc.
Page 1